December 31, 2024

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
Unit 1214, ONE BKC, G Block
Bandra Kurla Complex
Bandra East
Mumbai, India 400 051

       Re: Lytus Technologies Holdings PTV. Ltd.
           Registration Statement on Form F-3
           Filed December 27, 2024
           File No. 333-284055
Dear Dharmesh Pandya:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at
202-551-
3815 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Thomas J. Poletti, Esq.